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05005977

February 17, 2005

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727


SUPPL

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated February 17, 2005, announcing Arcelor's 2004 annual results.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

Enclosure
cc: Martine Hue
Arcelor SA





PRESS RELEASE

2004 annual results

Record results: EUR 2.3 billion net profit

- ***Dividend of 0.65 euros per share***
- ***Successful expansion in Brazil***
- ***Debt reduced by EUR 2.0 billion***

Arcelor reports record results with a gross operating result of EUR 4.3 billion and a net result, group share of EUR 2.3 billion. Net financial debt decreased by EUR 2.0 billion in 2004, largely exceeding schedule as well as balance sheet structure targets and boosting the growth potential and increased dividends to shareholders.

Other highlights include:

- **Accumulated management gains on a yearly basis since the merger around EUR 1.5 billion of which EUR 560 million are synergies**
- **Conclusion of the first phase of Brazilian expansion, leading to the consolidation of CST in the Flat Carbon sector**
- **Active portfolio management with the sale of J&L and Thainox in the Stainless sector, small welded tubes, J&F, IMS and the reduction of participation in Gonvarri in the Distribution, Transformation and Trading sector and other non core activities, representing EUR 726 million of turnover**
- **Continuous improvement of safety ratios**

These achievements clearly pave the way for sustainable global growth and the positive structural evolution of profitability.

Luxembourg, February 17th, 2005 - The Board of Directors meeting on February 16th, 2005 under the chairmanship of Joseph Kinsch reviewed the financial elements of the Group and the Company for 2004.

The Board of Directors will propose to the shareholders' meeting a gross dividend of 0.65 euros per share (0.40 euros in 2003). The dividend will be paid on May 2nd, 2005 under the condition of the approval by General Shareholders' Meeting.

At December 31st, 2004, net result, group share, amounted to 2,314 million euros.

Consolidated revenue for the Group in 2004 was 30,176 million euros compared to 25, 923 million for 2003, or an increase of 16.4 percent (17.7 percent on a comparable basis). The fiscal year has been characterized by a strong increase of the average selling spot prices of steel during the second half of the year and of raw materials as of April.

Geographical breakdown of sales was as follows: 77.5 percent in the EU, 7.6 percent in North America, 7.1 percent in South America and 7.8 percent in the rest of the world. Growth in South America is mainly due to the consolidation of Acindar (Long Carbon Steel, Argentina) for 8 months and CST (Flat Carbon Steel, Brazil) as of October 1st, 2004.

Consolidated gross operating result almost doubles to reach 4,341 million euros in 2004, compared to 2,228 million in 2003 and comprises -245 million of non recurring items (of which 118 million euros for restructuring in Spain). The increase of spot selling prices, particularly on the second half of the year, but also management gains (cost reduction programs and synergies) and a sustained world demand have contributed to good quality results.

Consolidated operating result was 3,194 million euros in 2004 against 738 million in 2003 and takes into account -227 million of non-recurring items.

After net financial charges of 367 million euros, a positive contribution from associates of 413 million, taxes of 523 million and minority interests for 403 million, consolidated net result, group share, was 2,314 million euros, compared to 257 million in 2003.

Key figures of the Group

In millions of euros	**2003**	**2004**
Revenues	25,923	30,176
Gross Operating Result	2,228	4,341
Operating Result	738	3,194
Net Result, Group share	257	2,314
Earnings per Share *(in euro)*	0.54	4.26*

** Including 106,629,054 new shares issued on July 27th, and excluding treasury shares*

Evolution of net financial debt

Net financial debt was reduced by 2.0 billion euros during the fiscal year 2004 (2,512 million euros at December 31, 2004 against 4,464 million at December 31, 2003). Capital increase of 1,136 million euro realized in July 2004 allowed to accelerate the consolidation of Brazilian assets (CST) while free cash flow reimbursed debt.

Cash generation has accelerated quarter after quarter, boosted by improved selling prices during the second half and working capital requirements management, through a tight

control over inventories. Capital expenditures at 1.4 billion euros were also kept at a low level in Europe.

Net financial debt/shareholders' equity ratio, including minority interests was 0.20 at December 31, 2004 compared to 0.55 at December 31, 2003, thus largely exceeding targets.

In millions of euros	2003	2004
Shareholders' equity*	8,139	12,317
Net financial debt	4,464	2,512
Net financial debt/Shareholders' equity	0.55	0.20

** Including minority interests and residual negative goodwill*

Flat Carbon Steel

At 16,139 million euros for 2004 compared to 13,994 million for 2003, revenue of the flat carbon steel sector increased by 15.3 percent. On a comparable basis, the increase of 12.6 percent was due to both price impact (+8.8 percent) and a mix/volume impact (+3.9 percent).

Following a voluntary reduction of shipments adjusting the Group's supply to a flat european demand in the second half of 2003, shipments have increased in 2004 despite rising costs of raw materials, in order to answer markets driven by a strong world demand and relatively scarce imports into Europe, creating a situation of very tight supply especially during the first half of the year.

At 28.4 million tons in 2004 (including 1.2 million tons from CST in Q4) compared to 25,6 million tons in 2003, shipments of flat carbon products have increased by 11 percent . The Group has consistently served its long term customers in a market situation of very tight supply.

Gross operating result amounted to 2,299 million euro compared to 1,365 million in 2003 or an increase of 934 million euro despite the negative impact of raw materials costs which started to be compensated by selling price increases only during the second half of the year. Continuous progress in cost reductions as well as good management of working capital requirements with tight control of inventories and improved delays of payment largely contributed to margin improvements on a yearly basis (14.2 percent in 2004 compared to 9.8 percent in 2003). This result includes EUR -192 million of non-recurring charges essentially (108 million euros) linked to the cost reduction plan in Spain.

Operating result amounted to 1,666 million euros in 2004 against 774 million in 2003 and includes -178 million of non-recurring items.

Crude steel production amounted to 31.9 million tons in 2004 (including CST in Q4) compared to 28,6 million tons in 2003.

Long Carbon Steel

At 6,221 million euros for 2004 compared to 4,381 million for 2003, revenue of the Long Carbon Steel sector increased by 42 percent (36.1 percent on a comparable basis) boosted by fast rising selling prices, benefiting from a scrap surcharge mechanism, and by the consolidation of Acindar (Argentina) as of May 1st 2004. On a comparable basis the increase of the turnover is due to both price impact (+30.7%) and mix/volume impact (5.5%).

Shipments have increased by 9.8 percent in 2004, at 13.4 million tons compared to 12,2 million tons in 2003.

At 1,287 million euros in 2004 compared to 493 million in 2003, gross operating result more than doubled. The scrap surcharge mechanism introduced at the end of 2003 has compensated raw materials price increases. Stabilization of the Brazilian real and Argentinean peso has also contributed to improved results. At 20.7 percent the gross operating margin of the sector is at historical levels (11.3 percent in 2003)

Operating result amounted to 1,078 million euros in 2004 compared to 311 million in 2003. Contribution of Acindar for 8 months was 161 million euros.

Crude steel production was up 10 percent at 12.6 million tons compared to 11.5 million in 2003.

Stainless Steels, Alloys and Specialty Plates

At 4,577 million euros for 2004 compared to 4,280 million in 2003, revenues for the Stainless Steel, Alloys and Specialty Plates sector increase by 6.9 percent (14.5 percent on a comparable basis due to both a positive price impact of 16.5 percent and a negative mix/volume impact of -2 percent). This evolution is essentially explained by the divestments of J&L assets in the United States and Thainox in Thailand.

In spite of the sustained global demand driven by Asia and of the increase in selling prices, average base prices remained flat (+1.1%), the increase in the overall sales prices being the result of growing alloy surcharges reflecting very high nickel prices.

Shipments decreased by 11 percent to 2.1 million tons compared to 2.4 million tons in 2003.

At 258 million euros in 2004 or a 5.6 percent gross margin, compared to 23 million in 2003 or 0.5 percent gross margin, gross operating result improved (2003 incurred -156 million euros of provisions for restructuring charges in the whole sector and 2004 includes -65 million, mainly related to the restructuring of the Isbergues plant in Northern France).

Operating result was 117 million euros compared to a negative 463 million in 2003 which comprised the negative impact of 479 million euros of non recurring items (essentially the asset depreciation of J&L Specialty Steel). Operating profit in 2004 reflects good progress on cost reductions which amounted to 142 million on a yearly basis. This result also includes -86 million euros of restructuring charges.

Stainless steel production amounted to 2.4 million tons compared to 2.6 million tons in 2003, a decrease of 7.4 percent.

The year 2004 was characterized by major divestments from non core businesses confirming the refocusing of the division on flat stainless activities in Europe and Brazil announced in May 2003. Following this strategic reorientation aiming at strong improvement of profitability, the stainless steel plant of L'Ardoise in Southern France was phased out in June 2004, with the new steel shop of Carinox in Charleroi, Belgium, is expected to be commissioned by the end of 2005.

Distribution, Transformation and Trading

At 8,267 million euros for 2004 compared to 7,954 million for 2003, revenue of the Distribution, Transformation and Trading sector (DTT) increases 3.9 percent (12.5 percent on a comparable basis). Excellent business conditions with consecutive quarterly price increases and a sustained demand in Europe have boosted the margins of activities (distribution, construction) more dependent on spot market conditions.

Active portfolio management has led to the sale of the small welded tubes activity and divestment of participation in IMS, a specialty steels distributor and US-based J&F as well as the reduction of participation in Gonvarri.

Gross operating result amounted to 513 million euros in 2004 compared to 284 million in 2003, showing excellent progress as 2003 results included exceptional profit of 112 million from divestments. Margins also benefited from positive stock effect.

Operating result was 395 million euros compared to 125 million in 2003.

Shipments for 2004 amounted to 14.9 million tons compared to 15.9 million tons for 2003. Around 30 percent of total shipments are based on purchases from third parties.

Breakdown of revenue, gross operating result and operating result by sector

In millions of euros	2003					2004				
	Revenues	**Gross Op. Result**	**%**	**Op. Result**	**%**	**Revenue s**	**Gross Op. Result**	**%**	**Op. Result**	**%**
Flat Carbon Steel	13,994	1,365	*9.8%*	774	*5.5%*	16,139	2,299	*14.2%*	1,666	*10.3%*
Long Carbon Steel	4,381	493	*11.3%*	311	*7.1%*	6,221	1,287	*20.7%*	1,078	*17.3%*
Stainless, Alloys & Specialty Plates	4,280	23	*0.5%*	-463	*-10.8%*	4,577	258	*5.6%*	117	*2.6%*
Distribution, Transformation, Trading	7,954	284	*3.6%*	125	*1.6%*	8,267	513	*6.2%*	395	*4.8%*
Others	*836*	*58*	*n.a.*	*-14*	*n.a.*	*1,081*	*-16*	*n.a.*	*-62*	*n.a.*
Intra-Group	*-5,522*	*5*	*n.a.*	*5*	*n.a.*	*-6,109*	*0*	*n.a.*	*0*	*n.a.*
Total	**25,923**	**2,228**	***8.6%***	**738**	***2.8%***	**30,176**	**4,341**	***14.4%***	**3,194**	***10.6%***

Sustainable Development

In the area of sustainable development Arcelor has strengthened its actions plans and has made significant progress in 2004. The occupational accident frequency ratio further improved from 5.5 in 2003 down to 3.6 accidents with work interruption per million of hours worked in 2004. The severity ratio also decreased, moving from 0.38 to 0.27 lost days per thousand hours worked. These evolutions confirm the steady improvement which had been initiated since 2002 through an intensive partnership with the employee representatives.

The Group has pursued the implementation of its environmental policy (at the end of 2004, 97 percent of the workforce were employed in an ISO 14001 certified site), while monitoring legal and regulatory evolutions. Arcelor has cut its CO_2 emissions by 18 percent since 1990 in Europe. In several countries, Arcelor has committed to national voluntary agreements to reduce $C0_2$ emissions. For the period of 2005-2007 Arcelor has been granted a sufficient quantity of emission credits under the various national allocation plans in relevant European countries to cover its anticipated steel production level.

To further reduce greenhouse gas emissions, Arcelor is coordinating the efforts of 48 corporations and universities in the context of an ambitious research program called ULCOS: Ultra Low CO_2 Steelmaking. This project aiming to develop breakthrough technologies is supported by the European Commission.

In 2004, Arcelor was recognized for its commitment to sustainable development: the Group has joined the FTSE4Good Europe Index and the Ethibel Register.

Outlook

In 2004, the global economy has experienced a 4.1 percent growth. This growth driven by China but also by the United States has led to very strong price increases of raw materials and oil. In 2005 world growth should stabilize with good but more moderate levels.

Business prospects

After an exceptional year in 2004, 2005 should be challenging for the steel industry and a very good year for Arcelor.

Despite probable lower global growth and a weak demand in Europe, apparent consumption of steel in Europe should remain at levels observed in 2004 as inventories are now back to normal levels with some adjustments since the beginning of the year. The steel industry should continue benefiting from a substantial growth of consumption in China. Remaining strong tensions in raw materials prices and maritime freight costs confirm this situation.

After two and half years devoted to the implementation of the merger, Arcelor has launched a vast program of transformation in July last year. The consolidation of CST assets (Brazil) in October 2004 and the consolidation of Acindar (Argentina) in May 2004 are the first steps of many underway or to come leading to a fundamental improvement of the profitability of the Group. Active portfolio management with expected divestment of non core or non profitable businesses will continue and industrial restructuring is pursued with the first closure of a blast furnace in continental Europe due this summer. International development is a priority, both through organic growth or targeted accretive acquisitions in growth areas or specific segments at reasonable prices.

Arcelor is a leading player of the global steel industry. With a turnover of 30 billion euros in 2004, the company holds leading positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 95,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

"This press release contains certain forward looking statements regarding anticipated market evolution and the future prospects of Arcelor. While these statements are based on the Company's best estimations as of the date hereof, actual results will vary as a function of market conditions, the action of competitors, consumer demand, steel prices, economic conditions and other factors. "

Corporate Communications		***Investor relations***	
Phone : +352 4792 5000		Martine Hue:	+352 4792 2151
E-mail : press@arcelor.com			00 800 4792 4792
			+33 1 41 25 98 98
Patrick Seyler:	+352 4792 2360		
Luc Scheer :	+352 4792 4455		
Jean Lasar	+352 4792 2359		
(France)			
Sandra Luneau:	+33 1 41 25 65 04		
(Spain)			
Ignacio Agreda:	+34 94 4894162		
Oscar Fleites:	+34 985 1260 29		

Arcelor S.A.
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